Filed Pursuant to Rule 433

Registration No. 333-166797

Registration No. 333-166797-01

Registration No. 333-166797-02

January 30, 2012

Final Term Sheet

NuStar Logistics, L.P.

4.750% Senior Notes due 2022

Issuer:	NuStar Logistics, L.P.
Guarantor:	NuStar Energy L.P. and NuStar Pipeline Operating Partnership L.P. will guarantee, on a senior, unsecured basis, payment of the principal of, premium, if any, and interest on the notes.
Security:	4.750% Senior Notes due 2022
Size:	$250,000,000
Maturity:	February 1, 2022
Coupon:	4.750%
Price to Public:	99.764%
Net Proceeds to Issuer (before expenses):	$247,785,000
Yield to Maturity:	4.780%
Spread to Benchmark Treasury:	+295 bp
Benchmark Treasury:	2.000% due November 15, 2021
Benchmark Treasury Yield:	1.830%
Interest Payment Dates:	February 1 and August 1, commencing August 1, 2012
Make-Whole Call:	T+45 bp prior to November 1, 2021
Call at Par:	On or after November 1, 2021
Settlement:	T+3; February 2, 2012
CUSIP:	67059T AC9
Ratings (Moody’s / S&P / Fitch)*:	Baa3/BBB-/BBB-
Joint Book-Running Managers:	Citigroup Global Markets Inc., Mizuho Securities USA Inc. and RBS Securities Inc.
Co-Managers:	BNP Paribas Securities Corp., Mitsubishi UFJ Securities (USA), Inc., Scotia Capital (USA) Inc., SMBC Nikko Capital Markets Limited and SunTrust Robinson Humphrey, Inc.

*	Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to review, revision, suspension, reduction, or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at (877) 858-5407, Mizuho Securities USA Inc. at (866) 271-7403 or RBS Securities Inc. at (866) 884-2071.